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                                                       Page 1 of 4 Pages

                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                   SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No. 7)*

                                   CAGLE'S, INC.
                                 (Name of Issuer)

                               Class A Common Stock
                          (Title of Class of Securities)

                                  127703-10-6
                                 (CUSIP Number)

                                  Bland Byrne
                        Byrne, Eldridge, Moore & Davis, P.C.
                         3340 Peachtree Rd., NE Suite 1460
                             Atlanta, Georgia 30326
                                (404)364-1460
              (Name, Address and Telephone Number of Person Authorized
                         to Receive Notices and Communications)

                                December 16, 1999
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___.
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CUSIP No.  127703-10-6                                Page 2 of 4 Pages
 -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           James David Cagle
           S.S. Identification No. ###-##-####
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)______
                                                         (b)__xx__
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS
                          00

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     ____
    TO ITEMS 2(d) or 2(e)

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
             State of Georgia, USA

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NUMBER OF                   7.  SOLE VOTING POWER
SHARES                              436,847
BENEFICIALLY               ----------------------------------------------------
OWNED BY                    8.  SHARED VOTING POWER
EACH                                    0
REPORTING                  ----------------------------------------------------
PERSON                      9.  SOLE DISPOSITIVE POWER
                                    436,847
                           ----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                        0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       436,847
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                      __________
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        9.2%
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 14. TYPE OF REPORTING PERSON*
                         IN
-------------------------------------------------------------------------------

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                                                   Page 3 of 4 Pages

Item 1.  Security and Issuer.
          This statement relates to Class A Common Stock of Cagle's, Inc. whose address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318.

Item 2.  Identity and Background.
          This Statement is filed on behalf of James David Cagle, a U.S. Citizen whose business address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318. Mr. Cagle's primary occupation is Vice President-New Product Sales of Cagle's, Inc. During the past five years, Mr. Cagle has not been convicted in any criminal proceeding, and has not become subject to any judgment, decree or final ordering enjoining the future violations of, or prohibiting or mandating activity subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
          Between February 10, 1999 and May 21, 1999, Mr. Cagle sold 23,200 shares of Class A Common Stock pursuant to Rule 144.

          From time to time, James Douglas Cagle, father of James David Cagle, has made gifts of shares of stock in Cagle's, Inc., both individually and as Trustee pursuant to instructions under the Will of his father George L. Cagle, to his children and grandchildren. On December 16, 1999, James Douglas Cagle as Trustee under his father's Will transferred 800 shares to James Cagle as custodian for Candace Cagle, 800 shares to James David Cagle as custodian for James David Cagle II and 800 shares to James David Cagle as custodian for Tristin Cagle.
          On December 16, 1999, James Douglas Cagle also made the following gifts from his personal holdings: 1600 shares to James David Cagle, 1600 shares to James David Cagle as custodian for Candace Cagle, 1600 shares to James David Cagle as custodian for James David Cagle II, and 1600 shares to James David Cagle as custodian for Tristin Cagle.
          These transfers increased James David Cagle's beneficial ownership to 9.2% of the Class A Common Stock of Cagle's, Inc. No funds or other consideration were involved.

Item 4.  Purpose of Transaction.
          Mr. Cagle sold shares to satisfy personal needs for liquity.
          Mr. Cagle acquired these shares as the result of estate planning-motivated transfers. Mr. Cagle plans to hold these shares for his own personal benefit and for the benefit of his heirs.

Item 5.  Interest in Securities of the Issuer.
           Mr. Cagle now owns 313,014 shares personally, and controls 123,833 shares as Custodian for James David Cagle II, Candace Cagle and Tristin Cagle for a total beneficial ownership of 436,847 shares, which equals 9.2% of the class of stock identified in Item 1. Mr. Cagle has the sole power to vote and dispose of his own shares, and, as Custodian for his children, has the sole power to vote and dispose of these shares. No other person has the right to receive or the power to direct with the receipt of dividends from, or the proceeds from the sale of such securities. Please refer to Item 3 above for a description of transactions in Class A Common Stock effected by Mr. Cagle.
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                                                     Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships required to be described pursuant to Item 6.

Item 7.  Material to be Filed as Exhibits.

          There is no material required to be filed as an exhibit.

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 25, 2000

\s\ JAMES DAVID CAGLE

James David Cagle, Individually and as
Custodian for James David Cagle II, Candace Cagle and Tristin Cagle

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